SHAREHOLDER MEETING (unaudited)
On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 6,903,931 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:
                                                        WITHHELD
                             FOR                       AUTHORITY
Patti McGill Peterson        6,844,576                  58,979
Steven Pruchansky            6,849,966                  53,589
Norman H. Smith              6,843,316                  60,239

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending May 31, 2005, with the votes tabulated as follows: 6,832,579 FOR, 27,922 AGAINST and 43,430 ABSTAINING.